EXHIBIT 99.6

The instructions accompanying this Letter of Transmittal should be read carefully before completion. The Depositary (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates
for
6.25% Convertible Unsecured Subordinated Debentures
of
PENGROWTH ENERGY CORPORATION

To be deposited pursuant to the Offer dated June 1, 2012
of
PENGROWTH ENERGY CORPORATION

This letter of transmittal (the "Letter of Transmittal"), properly completed and duly executed, together with all other required documents, must accompany certificates for the 6.25% convertible unsecured subordinated debentures (the "Debentures") of Pengrowth Energy Corporation ("Pengrowth") deposited pursuant to the Notice of Change of Control and Offer to Purchase (the "Offer") dated June 1, 2012 made by Pengrowth to purchase the Debentures. The Offer will be open for acceptance until noon (Calgary time) on June 22, 2012 (the "Expiry Time") unless the Offer is extended. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO:                      PENGROWTH ENERGY CORPORATION

AND TO:            COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Debentures, details of which are as follows: (see Item 1, 5 and 6 of the Instructions)

Certificate Number	Name in which Registered	Principal Amount of Debentures Deposited (see Item 5 of the Instructions for Partial Tenders)

TOTAL:

(Attach list in the above form, if necessary)

The undersigned:

(a)	acknowledges receipt of the Offer;

(b)
delivers to you the enclosed certificate(s) representing Debentures and irrevocably accepts the Offer for and in respect of the Debentures represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Pengrowth all right, title and interest in and to the Purchased Securities, effective on and after the date Pengrowth takes up and pays for the Purchased Securities (the "Effective Date");

(c)
represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by Pengrowth, Pengrowth will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(d)	represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e)	represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f)	represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g)
directs Pengrowth and the Depositary, upon Pengrowth taking up the Purchased Securities: (a) to issue or cause to be issued a cheque to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such cheque by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Debentures not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Pengrowth);

(h)
irrevocably constitutes and appoints any officer of Pengrowth, and each of them and any other persons designated by Pengrowth in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i)	to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Debentureholders maintained by Pengrowth; and

(ii)
except as otherwise may be agreed, to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Debentures (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

(i)
as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(j)
agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Pengrowth and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Pengrowth any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Pengrowth as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(k)
covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Pengrowth;

(l)
acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(m)
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Debentures and accompanying documents deposited pursuant to the Offer will be determined by Pengrowth in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Pengrowth, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities the Total Offer Price for each $1,000 principal amount of Debentures deposited pursuant to the Offer payable by cheque made payable as per the instructions of the Debentureholder in this Letter of Transmittal.

BLOCK A	BLOCK B

ISSUE CHEQUE IN THE NAME OF (please print or type):	SEND CHEQUE (UNLESS BLOCK C IS CHECKED) TO (please print or type): ☐ Same address as Block A or to:

(Name)

(Name)
(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal/Zip Code)	(City and Province or State)

(Telephone - Business Hours)	(Country and Postal/Zip Code)

BLOCK C
☐	HOLD CHEQUE FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY WHERE THE DEPOSIT WAS MADE

BLOCK D

IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 5) NEW CERTIFICATE(S) FOR DEBENTURES ARE TO BE ISSUED AS ONE CERTIFICATE OR:

☐           in the following denominations (which must be in a denomination of $1,000 or an integral multiple thereof) (please print or type):

AND DELIVERED TO: ☐ Same address as Block A ☐ Same address as Block B

Authorized Signature by (if required under Instruction 3):	Dated: ______________________, 2012

Authorized Signature	Signature of Debentureholder or Authorized Representative (see Instruction 4)

Name of Guarantor (please print or type)	Name of Debentureholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)	Address (please print or type) ( )
Facsimile Number of Debentureholder

Name of Authorized Representative, if applicable (please print or type)	Email Address of Debentureholder

DECLARATION

The undersigned registered Debentureholder hereby declares that each beneficial owner of Debentures deposited pursuant to this Letter of Transmittal is (please check one of the following options):

☐  a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"); or
☐  a U.S. person; or
☐  a non-resident of Canada other than a U.S. person.

A resident of Canada for the purposes of the Tax Act generally includes a person who is resident, for taxation purposes, in Canada based on such factors as physical location, personal and economic ties, citizenship, place of domicile and place of incorporation or establishment.  In general, a person will be resident in Canada if the person files tax returns in Canada and is subject to Canadian tax on worldwide income as a Canadian resident.  If you are uncertain as to your residency or the residency of the beneficial owner(s) of the Debentures deposited hereunder for the purposes of the Tax Act, consult your tax advisors.   If you are a resident of Canada for the purposes of the Tax Act, you must provide your Social Insurance Number on page 5.

You are a U.S. person if you are, for U.S. federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if: (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) the trust was in existence on August 20, 1996 and has properly elected under applicable treasury regulations to be treated as a U.S. person.

To avoid U.S. backup withholding, if you are a U.S. person or acting on behalf of a U.S. person, you must furnish Form W-9 as set forth below.  See Item 9 under the heading "Instructions" for further information.  If you are not a U.S. person but provide a mailing address in the United States, you may be required to file an IRS Form W-8BEN or other appropriate IRS FormW-8.  If you require a Form W-8, please contact the Depositary.

IF YOU ARE NOT A RESIDENT OF CANADA FOR THE PURPOSES OF THE TAX ACT OR A U.S. PERSON, CHECK THE THIRD BOX ABOVE INDICATING THAT YOU ARE A NON-RESIDENT OF CANADA OTHER THAN A U.S. PERSON

 FORM W-9 (TO BE COMPLETED BY U.S. DEBENTUREHOLDERS ONLY)

Form W-9(Rev. December 2011)Request for Taxpayer Identification Number and CertificationDepartment of the Treasury Internal Revenue Service Give Form to the requester. Do not send to the IRS.Print or type See Specific Instructions on page 2.Name (as shown on your income tax return)Business name/disregarded entity name, if different from aboveCheck appropriate box for federal tax classification: Individual/sole proprietor C CorporationS CorporationPartnershipTrust/estateLimited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ Other (see instructions) ▶ Exempt payeeAddress (number, street, and apt. or suite no.)City, state, and ZIP codeRequester’s name and address (optional)List account number(s) here (optional)Part ITaxpayer Identification Number (TIN)Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.Social security number––Employer identification number –Part IICertificationUnder penalties of perjury, I certify that:1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and3. I am a U.S. citizen or other U.S. person (defined below).Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.Sign HereSignature of U.S. person ▶Date ▶General InstructionsSection references are to the Internal Revenue Code unless otherwise noted.Purpose of FormA person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),2. Certify that you are not subject to backup withholding, or3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:• An individual who is a U.S. citizen or U.S. resident alien,• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,• An estate (other than a foreign estate), or• A domestic trust (as defined in Regulations section 301.7701-7).Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.Cat. No. 10231XForm W-9 (Rev. 12-2011

Form W-9 (Rev. 12-2011)Page 2 The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:• The U.S. owner of a disregarded entity and not the entity,• The U.S. grantor or other owner of a grantor trust and not the trust, and• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.2. The treaty article addressing the income.3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.4. The type and amount of income that qualifies for the exemption from tax.5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.Payments you receive will be subject to backup withholding if:1. You do not furnish your TIN to the requester,2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),3. The IRS tells the requester that you furnished an incorrect TIN,4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.Also see Special rules for partnerships on page 1.Updating Your InformationYou must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.PenaltiesFailure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.Specific InstructionsNameIf you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.Partnership, C Corporation, or S Corporation. Enter the entity's name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.Disregarded entity. Enter the owner's name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8. Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Form W-9 (Rev. 12-2011)Page 3 Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.Exempt Payee If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/disregarded entity name,” sign and date the form.Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.The following payees are exempt from backup withholding:1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),2. The United States or any of its agencies or instrumentalities,3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or5. An international organization or any of its agencies or instrumentalities.Other payees that may be exempt from backup withholding include:6. A corporation,7. A foreign central bank of issue,8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,9. A futures commission merchant registered with the Commodity Futures Trading Commission,10. A real estate investment trust,11. An entity registered at all times during the tax year under the Investment Company Act of 1940,12. A common trust fund operated by a bank under section 584(a),13. A financial institution,14. A middleman known in the investment community as a nominee or custodian, or15. A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.IF the payment is for . . . Interest and dividend payments Broker transactions Barter exchange transactions and patronage dividends Payments over $600 required to be reported and direct sales over $5,000 1 THEN the payment is exempt for . . . All exempt payees except for 9 Exempt payees 1 through 5 and 7 through 13. Also, C corporations. Exempt payees 1 through 5 Generally, exempt payees 1 through 7 2

Form W-9 (Rev. 12-2011)Page 44. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.What Name and Number To Give the RequesterFor this type of account:Give name and SSN of:1. IndividualThe individual2. Two or more individuals (joint account)The actual owner of the account or, if combined funds, the first individual on the account 13. Custodian account of a minor (Uniform Gift to Minors Act)The minor 24. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state lawThe grantor-trustee 1The actual owner 15. Sole proprietorship or disregarded entity owned by an individualThe owner 36. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))The grantor*

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
 "APPLIED FOR" IN PART I OF THIS FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature:__________________________________________
Date:_____________________________________________

INSTRUCTIONS

1.	Use of Letter of Transmittal.

(a)
This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended.

(b)
The method used to deliver this Letter of Transmittal and any accompanying certificates representing Debentures is at the option and risk of the Debentureholder, and delivery will be deemed effective only when such documents are actually received. Pengrowth recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2.
Signatures. This Letter of Transmittal must be completed and signed by the Debentureholder accepting the Offer or by such Debentureholder's duly authorized representative (in accordance with paragraph 4 below).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if cheque(s) are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be accompanied by an appropriate security transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 3 below.

3.
Guarantee of Signatures. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the cheque(s) are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Pengrowth, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

"Eligible Institution" means a major Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.
Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.

Pengrowth or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

5.
Partial Tenders. If less than the aggregate principal amount of Debentures evidenced by any certificate submitted is to be deposited, fill in the principal amount of Debentures to be deposited in the appropriate space on this Letter of Transmittal, provided that the principal amount of Debentures which is deposited to the Offer must be in a denomination of $1,000 or an integral multiple thereof. With respect to partial deposits, Pengrowth shall, promptly following the completion of the Offer, issue a new Debenture (via book-entry delivery to CDS) to such Debentureholder to evidence the remaining principal amount of the deposited Debenture retained by the Debentureholder. The aggregate principal amount of Debentures evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

6.	Miscellaneous.

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and principal amount of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits will be accepted. All depositing Debentureholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d)
The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Debentureholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Offer and the Letter of Transmittal may be obtained from the Depositary at its office at the address listed on the last page of this Letter of Transmittal.

7.
Commissions and Stock Transfer Taxes. No brokerage fees or commissions will be payable if the Offer is accepted by depositing Debentures directly with the Depositary. Pengrowth will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. lf, however, cheques to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

8.
Lost or Destroyed Certificates. If a Debenture certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

9.	Form W-9

To prevent backup withholding on any payment made to a U.S. person (or person acting on behalf of a U.S. person) with respect to Debentures tendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number ("TIN") (or the TIN of the person on whose behalf you are acting), by completing the Form W-9 as described more fully below. If you are a Debentureholder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an appropriate and properly completed IRS Form W-8 to avoid backup withholding.  An appropriate IRS Form W-8 (W-8BEN, W-8ECI, or other form) may be obtained from the Depositary.

Backup withholding is not an additional tax.  Amounts withheld are creditable against the Debentureholder's regular U.S. federal income tax liability, and any amount overwithheld generally will be refundable to the Debentureholder if the Debentureholder properly files a U.S. federal income tax return.

You are a U.S. person if you are a citizen or a resident of the United States (including a U.S. resident alien) for U.S. federal income tax purposes, a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) the trust was in existence on August 20, 1996 and has properly elected under applicable treasury regulations to be treated as a U.S. person.

To prevent backup withholding, each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on a Form W-9, which is attached hereto, and to certify (a) that the TIN provided is correct (or that such U.S. person is awaiting a TIN); and (b) that (i) the U.S. person is exempt from backup withholding, (ii) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

The TIN is generally the U.S. person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Debentures.  If a U.S. person has not been issued a TIN and has applied for one or intends to apply for one in the near future, such person should write "Applied For" in the space provided for the TIN in the Form W-9, and sign and date the Form W-9 and the Certificate of Awaiting Taxpayer Identification Number.  If "Applied For" is written in the Form W-9 and the Depository is not provided with a TIN within 60 days, the Depository will withhold 28% on all payments to such person made in connection with the acquisition of such Debentures until a TIN is provided to the Depository.   Certain U.S. persons are not subject to these backup withholding and reporting requirements.

FAILURE TO PROVIDE THE REQUIRED INFORMATION ON THE FORM W-9 MAY SUBJECT THE TENDERING U.S. PERSON TO 28% FEDERAL INCOME TAX WITHHOLDING ON ANY PAYMENT TO SUCH DEBENTUREHOLDER MADE IN CONNECTION WITH THE ACQUISITION OF SUCH HOLDER'S DEBENTURES.  BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX.  RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD.  IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS.  THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.  FAILURE TO PROVIDE A CORRECT TIN MAY RESULT IN ADDITIONAL FINES.  MORE SERIOUS PENALTIES MAY BE IMPOSED FOR PROVIDING FALSE INFORMATION WHICH, IF WILFULLY DONE, MAY RESULT IN FINES AND/OR IMPRISONMENT.

EACH DEBENTUREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, DEBENTUREHOLDERS ARE HEREBY NOTIFIED THAT: (I) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS LETTER OF TRANSMITTAL OR IN ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY DEBENTUREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE; (II) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (III) DEBENTUREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Offices of the Depositary

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (Canada and US): 1-800-564-6253
Telephone (Outside North America): 1-514-982-7555
Website: www.computershare.com
Email: corporateactions@computershare.com

By Ordinary Mail

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St. E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Registered Mail

In Calgary:

Computershare Investor Services Inc.
600, 530-8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

In Toronto:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Any questions and requests for assistance may be directed by Debentureholders to the Depositary at the telephone numbers and locations set out above.